[redacted]

08026608

BB 3/4/08

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# NNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| ~~8-20930~~ 8-53026 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**MOLECULAR SECURITIES INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**375 PARK AVENUE, 34th FLOOR**
(No. and Street)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

| **NEW YORK** | **NY** | **10152** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**ALEX LIPE** **(212) 795-8500**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**McGLADREY & PULLEN, LLP**
(Name - *if individual, state last, first, middle name*)

| **750 THIRD AVENUE, 9TH FLOOR** | **NEW YORK** | **NY** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

TA 3/19

# OATH OR AFFIRMATION

I, **ALEX LIPE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MOLECULAR SECURITIES INC.**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

**YUMIKO WATANABE**
Notary Public, State of New York
No. 01WA6155815
Qualified in New York County
Commission Expires Nov. 20, 2010

Signature

**PRESIDENT**
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Molecular Securities Inc.

Statement of Financial Condition

December 31, 2007

Filed as PUBLIC information pursuant to rule 17a-5(e)(3) under Securities Exchange Act of 1934.

## Contents

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Stockholder
Molecular Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Molecular Securities Inc. (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Molecular Securities Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2008

Molecular Securities Inc.

Statement of Financial Condition
December 31, 2007

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,028,611 |
| Furniture, equipment and leasehold improvements, | |
| less accumulated depreciation of $339,709 | 569,750 |
| Other assets | 174,045 |
| Deferred income taxes | 123,000 |
| | $ 1,895,406 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 36,217 |
| Deferred rent credit | 27,869 |
| | 64,086 |
| Stockholder's Equity: | |
| Common stock, par value of $.01, 100 shares authorized, issued and outstanding | 1 |
| Additional paid-in capital | 1,494,571 |
| Retained earnings | 336,748 |
| | 1,831,320 |
| | $ 1,895,406 |

See Notes to Statement of Financial Condition.

## Note 1. Organizational

Molecular Securities Inc. (the "Company") was incorporated on June 19, 2000. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company renders financial advisory services to selected clients with respect to merger and acquisition transactions.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company, are exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

## Note 2. Significant Accounting Policies

Furniture, equipment and leasehold improvements: Depreciation of furniture and equipment is provided for by the straight-line method over the estimated useful life of the assets, ranging from three to seven years. Leasehold improvements are depreciated over the shorter of the term of the lease or their estimated useful lives.

Income Taxes: Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounting estimates: The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

## Note 3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2007:

| | |
|---|---|
| Furniture and equipment | $ 557,398 |
| Leasehold improvements | 209,670 |
| Artwork | 147,706 |
| Automobile | 84,949 |
| | 999,723 |
| Less: Accumulated depreciation | (429,973) |
| | $ 569,750 |

## Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company had net capital and net capital requirements of $964,525 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was 0.07 to 1.

## Note 5. Income Taxes

The Company reports its income and expenses for income tax purposes on the cash basis of accounting. A deferred tax liability has been recorded relating to those items recognized for financial reporting, principally receivables and payables, which are recognized for tax purposes when collected or paid.

The tax effects of temporary differences that give rise to significant portions of the deferred tax liability presented in the accompanying balance sheet are as follows:

| | |
|---|---|
| Cash vs. accrual timing differences | $ 9,000 |
| Depreciation and amortization | (29,000) |
| Operating loss carryforward-local | 143,000 |
| Deferred tax asset | $ 123,000 |

The Company has a New York City operating loss carryforward of approximately $1,600,000, which expires in the year 2028.

## Note 6. Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. At December 31, 2007, deposits exceeded federally insured limits.

All of the Company's fee income for 2007 was derived from advisory services for one client. At December 31, 2007 there are no amounts due from this client.

## Note 7. Commitments and Contingencies

Lease Commitment: The Company is obligated under a lease for office space through October 2009 which requires minimum annual rentals as follows:

| | |
|---|---|
| 2008 | $ 330,905 |
| 2009 | 275,754 |
| | $ 606,659 |

Deferred rent credit included in the accompanying balance sheet results from rent expense being recorded on a straight-line basis over the lease term. A security deposit by letter of credit has been issued to the owner of the facility. Restricted cash of $132,600 is held by the Company's bank in commercial deposits which may be drawn against the letter of credit. The restricted cash is included in other assets.



END